# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASHLAND INC., CIK 0001674862
CUSIP: 044186104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8145 Blazer Drive, Wilmington, Delaware (DE), 19808
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0001539436
Persons authorized to receive notices and communications: David S. Winter, Standard Investments LLC, 9 West 57th Street, 47th Floor, New York, New York (NY), 10019, (212) 821-1600; David J. Millstone, Standard Investments LLC, 9 West 57th Street, 47th Floor, New York, New York (NY), 10019, (212) 821-1600; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Standard Investments LLC (CIK 0001539436): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)
- SI GP III LLC (CIK 0001663556): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)
- Standard Latitude Master Fund Ltd. (CIK 0001663559): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)
- Standard Latitude Fund LP (CIK 0001652261): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)
- David S. Winter (CIK 0001572723): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)
- David J. Millstone (CIK 0001572610): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,000; sole dispositive power 0; shared dispositive power 2,625,000; aggregate amount beneficially owned 2,625,000 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ASHLAND INC.
Address of issuer's principal executive offices: 8145 Blazer Drive, Wilmington, Delaware (DE), 19808

## Item 2. Identity and Background
Name of person filing:
This statement (the "Schedule 13D") is being filed by (i) Standard Investments LLC, a Delaware limited liability company ("Standard Investments"), (ii) Standard Latitude Fund LP, a Delaware limited partnership ("Standard Latitude Feeder"), (iii) SI GP III LLC, a Delaware limited liability company ("SI GP III"), (iv) Standard Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability ("Standard Latitude Master"), (v) David S. Winter, a managing member of Standard Investments ("Mr. Winter") and (vi) David J. Millstone, a managing member of Standard Investments ("Mr. Millstone"), with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Ashland Inc. (the "Issuer") held by Standard Latitude Master.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1 and incorporated by reference herein. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The business address of each of the Reporting Persons is 9 West 57th Street, 47th Floor, New York, New York 10019.
Present principal occupation or employment: The principal business of each of Standard Latitude Feeder and Standard Latitude Master is the making of investments in securities and other assets. The principal business of SI GP III is to serve as general partner of Standard Latitude Feeder. Standard Investments serves as principal investment manager to Standard Latitude Feeder and Standard Latitude Master. As such, Standard Investments has been granted investment discretion over portfolio investments, including the Shares. Messrs. Winter and Millstone serve as the managing members and principals of each of Standard Investments and SI GP III, and as the sole directors of Standard Latitude Master.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a). Messrs. Winter and Millstone are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein were purchased by Standard Latitude Master using its working capital in open market purchases, except as otherwise noted. The total purchase price for the Shares reported herein was $133,023,241, including brokerage commissions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares to which this Schedule 13D relates because they believe the Shares represent an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management of the Issuer and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities and other markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares reported beneficially owned by each of the Reporting Persons is based upon 45,718,113 Shares outstanding, as of October 31, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2025.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the Shares listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Standard Latitude Master has entered into cash settled total return swaps (the "Total Return Swaps") providing economic exposure to an aggregate of 1,900,000 Shares of the Issuer (representing 4.2% of the Shares of the Issuer). The Total Return Swaps provide Standard Latitude Master with economic results that are comparable to the economic results of ownership but do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Total Return Swaps. The Total Return Swaps may only be cash settled and do not require the counterparty to the Total Return Swaps to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons disclaim beneficial ownership in any Shares of the Issuer that may be referenced in such Total Return Swaps or any Shares or other securities or financial instruments that may be held from time to time by the counterparty to the Total Return Swaps. The counterparty to the Total Return Swaps is an unaffiliated third party financial institution.

The Reporting Persons have economic exposure to the Issuer, when such Total Return Swaps and beneficially owned shares are combined, of approximately 9.9% of the Shares outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement by and among the Reporting Persons, dated December 1, 2025.

## Signatures
- Standard Investments LLC: /s/ David S. Winter, David S. Winter, Managing Member (12/01/2025)
- Standard Investments LLC: /s/ David J. Millstone, David J. Millstone, Managing Member (12/01/2025)
- SI GP III LLC: /s/ David S. Winter, David S. Winter, Principal (12/01/2025)
- SI GP III LLC: /s/ David J. Millstone, David J. Millstone, Principal (12/01/2025)
- Standard Latitude Master Fund Ltd.: /s/ David S. Winter, David S. Winter, Director (12/01/2025)
- Standard Latitude Master Fund Ltd.: /s/ David J. Millstone, David J. Millstone, Director (12/01/2025)
- Standard Latitude Fund LP: /s/ David S. Winter, David S. Winter, Principal of SI GP III LLC, its General Partner (12/01/2025)
- Standard Latitude Fund LP: /s/ David J. Millstone, David J. Millstone, Principal of SI GP III LLC, its General Partner (12/01/2025)
- David S. Winter: /s/ David S. Winter, David S. Winter, Individually (12/01/2025)
- David J. Millstone: /s/ David J. Millstone, David J. Millstone, Individually (12/01/2025)